UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of February 2009

Commission File Number:  001-32199

SHIP FINANCE INTERNATIONAL LIMITED
(Translation of registrant’s name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the “Company”), dated February 26, 2009, announcing the Company’s preliminary fourth quarter 2008 financial results and declaration of a quarterly dividend of $0.30 per share payable in cash or, at the election of the shareholder, in newly issued common shares of the Company.

This Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (Registration No. 333-150125), filed with the Securities and Exchange Commission (the “SEC”) on April 7, 2008, and the Company's registration statement on Form F-3 (Registration No. 333-155975), filed with the SEC on December 5, 2008.

Exhibit 1

Ship Finance International Limited (NYSE: SFL) - Earnings Release

Reports preliminary fourth quarter 2008 results and quarterly dividend of $0.30 per share

Hamilton, Bermuda, February 26, 2009. Ship Finance International Limited (“Ship Finance” or the “Company”) today announced its preliminary financial results for the quarter ended December 31, 2008.

Highlights

•	Declared a quarterly dividend of $0.30 per share.

•
Reported net income for the quarter of $3.1 million, or $0.04 per share, including profit share of $15.7 million, or $0.22 per share. Adjusted for the mark-to-market of swaps, net income for the quarter was $48.2 million, or $0.66 per share.

•	The second of two 17,000 dwt chemical tanker newbuildings was delivered in October 2008 and commenced its 10-year bareboat charter to Bryggen Shipping & Trading AS (“Bryggen”).

•	The two ultra-deepwater drilling rigs West Hercules and West Taurus were delivered in November 2008 and commenced their 15-year bareboat charters to Seadrill Limited (“Seadrill”).

•	As of mid-February 2009, all ultra-deepwater drilling units are earning their full day rate, generating bareboat charter revenues of approximately $98 million per quarter.

•
Following the delivery of the ultra-deepwater drilling rigs, the Company has limited remaining newbuilding capital commitments, and a charter backlog of approximately $8 billion, of which $2.4 billion, or 30%, was added through transactions in 2008.

•
In December 2008, the Company filed a prospectus supplement with the Securities and Exchange Commission (“SEC”) where the Company may sell up to seven million newly issued common shares from time-to-time in the open market. To date, no shares have been issued and sold.

Dividend

The Board of Directors has declared a quarterly dividend of $0.30 per share in cash or, at the election of the shareholder, payable in newly issued common shares.  This dividend represents a reduction from our dividend in the prior quarter of $0.60 per share. Given the market environment, the Board of Directors believes that the Company can create more long-term value for shareholders by retaining additional cash and deploying capital opportunistically to capitalize on market opportunities that may arise.

The dividend will be paid on or about April 17, 2009 to shareholders of record as of March 9, 2009. The ex-dividend date will be March 5, 2009.

Shareholders may make an election to receive a stock dividend by completing an election card. This card will be mailed to all eligible shareholders on or about March 15, 2009, and the election may be made in accordance with the instructions included therein and after reviewing a prospectus supplement relating to the dividend payment which will be filed with the SEC. The number of common shares to be issued as dividend will be set based on the volume-weighted average price of the shares on the New York Stock Exchange during the three trading days prior to the ex-dividend date, less a 5% discount.

The Company’s largest shareholders, Hemen Holding Ltd. and Farahead Investments Inc., who collectively own 41.4% of the shares and are indirectly controlled by Mr. John Fredriksen, have informed the Company that they would like to receive all of their dividends in the form of newly issued common shares in the Company.

Results for the Quarter ended December 31, 2008

The Company reported total operating revenues of $101.3 million, or $1.39 per share, in the fourth quarter. Net operating income for the quarter was $65.7 million, or $0.90 per share, and net income was $3.1 million, or $0.04 per share.

The change in fair value of the Company’s derivatives resulted in a $45.1 million negative mark-to-market adjustment, of which $37.2 million was related to the Company’s bond swap agreements.

Under US GAAP, the 100% owned ultra-deepwater drilling units West Polaris, West Hercules and West Taurus and the Panamax dry bulk vessel Golden Shadow are accounted for as ‘Investment in associate’. Consequently, only the ‘net income’ from these vessel owning subsidiaries are recognized in the consolidated income statement of Ship Finance as ‘results in associate’.

As the majority of the Company’s assets are accounted for as finance leases, a significant portion of the charter hire received is classified as ‘Repayment of investment in finance leases’ and is deducted from the revenues in the Company’s Income Statement. For the fourth quarter, this amounted to $45.1 million or $0.62 per share for vessels that are fully consolidated. In addition, all assets which are accounted for as ‘Investment in associate’ have a similar accounting treatment, and the ‘Repayment of investment in finance leases’ in these subsidiaries were a total of $25.1 million or $0.35 per share

The profit share accrued in the fourth quarter was $15.7 million, or $0.22 per share. The total profit share for 2008 is $111.0 million of which $60.0 million was paid to Ship Finance in November 2008. The remaining $51.0 million is payable to Ship Finance in March 2009.

The Company has a significant portfolio of interest rate swaps linked to its financing arrangements. These are designed to reduce the variability in the Company’s cash flow by eliminating most of the interest rate exposure. The majority of these swaps are classified as cash flow hedges under US GAAP, and consequently the movement in fair value will not be recognized on the Income Statement, but will have an impact on the book equity in Ship Finance. Due to a substantial reduction in interest rates during the fourth quarter, the aggregate negative net book equity impact for the Company was $143.7 million, of which $94.5 million relates to subsidiaries that are fully consolidated, and $49.2 million in subsidiaries accounted for as ‘Investment in associate’.

Liquidity and Capital Expenditure

As of December 31, 2008, the Company had $57.6 million of free cash, including $46.1 million in the balance sheet, and $11.5 million in 100% owned subsidiaries accounted for as ‘Investment in associate’.

To compensate for the negative development in the fair value in bond and equity swap agreements, the Company increased the restricted cash with $23.8 million to $60.1 million during the fourth quarter. The fair value of these instruments has improved subsequent to the quarter end.

During the fourth quarter, the Company arranged a new secured loan facility related to five single hull VLCCs with net proceeds of approximately $72m. The loan repayment is structured to effectively match the base cash flow from these vessels with balloon payments in 2010 approximately equal to scrap value.

As part of the funding of the $310 million equity investment in the two drilling rigs in the fourth quarter, the Company borrowed $115 million from a related party with final maturity in December 2009. The Company does not have significant other loan refinancings due in the near term.

The Company’s capital commitments relating to newbuildings and acquisitions are estimated as follows:

Period:	2009		2010		Total
Gross investments	$374	mill.	$140	mill.	$515	mill.
Committed financing	$(250)	mill.	-		$(250)	mill.
Contracted sale of vessels*	$(109)	mill.	$(109)	mill.	$(217)	mill.
Net investment	$(15)	mill.	$31	mill.	$48	mill.
* Net of commissions

The investments in 2009 include the $250 million payment to Seadrill covering the final payment for the West Taurus. This investment was fully covered by a committed financing and the payment was made in February 2009. Further investments in 2009 and 2010 include yard installments on the two Suezmax tankers for which the Company has entered into an agreement to sell. The buyer has paid a $16 million deposit per vessel, and Management currently estimate that the delivery and subsequent sale of the two Suezmax tankers will take place in the fourth quarter of 2009 and first quarter of 2010, respectively. The installments in 2009 and 2010 also include payments to yards for the five container newbuildings, as per those contracts. The above table does not include any potential financings of the container newbuildings.

Business Update

As of December 31, 2008, the gross fixed-rate charter backlog was approximately $8.0 billion, with average remaining charter term of 9.7 years, or 13.5 years if weighted by charter revenue. Some of our charters have purchase options which, if exercised, will reduce the fixed charter backlog and average remaining charter term.

As of December 31, 2008, 31 of our crude oil tankers and eight of our oil/bulk/ore (“OBO”) vessels operate on long term contracts to subsidiaries of Frontline Ltd. (“Frontline”). In addition to the fixed base charter rate, Ship Finance is also entitled to receive 20% of the time charter equivalent (“TCE”) earnings for these vessels in excess of a base charter rate. The average vessel earnings have consistently been above the base charter rates since the Company’s inception in 2003, and the profit share accumulated in the fourth quarter was $15.7 million.

The average daily TCEs earned by Frontline in the fourth quarter in the spot and time charter period market from the Company’s VLCCs, Suezmax tankers and OBOs were approximately $50,000, $46,700 and $42,800, respectively, excluding off-hire days. The corresponding average daily TCEs in the third quarter of 2008 were approximately $72,900, $76,100 and $44,100, respectively.

In October 2008, the Company took delivery of the second chemical tanker, SC Guangzhou, from Bryggen. The first chemical tanker was delivered in April 2008 and both vessels are on 10-year bareboat charters to Bryggen with sub-charters to Sinochem. The charters are classified as operating leases.

In November 2008, the Company took delivery of West Hercules and West Taurus, two ultra-deepwater semi-submersible drilling rigs, from subsidiaries of Seadrill. The total project cost was approximately $1.7 billion, of which the last $250 million was due in February 2009 when West Taurus was accepted on the 6-year sub-charter to Petrobras. The average annual net cash contribution from the two rigs over the first five years, after estimated interest expense and debt repayment, will be approximately $46 million, or $0.64 per share, per year. The drilling rigs are accounted for as finance leases, and the vessel owning subsidiary is classified as ‘Investment in associate’.

In November 2008, the Company announced the termination of an agreement to acquire three seismic vessels from SCAN Geophysical ASA (“SCAN”) with 12-year charters attached. In light of significantly delayed deliveries, Ship Finance and SCAN have agreed to terminate the agreement. As the investment was payable on delivery of the vessels, Ship Finance did not pay in any of the capital prior to termination.

In February 2009, the Company announced the termination of an agreement to acquire two Capesize dry bulk vessels from Golden Ocean Group Limited (“Golden Ocean”) with 15-year charters attached. Due to delayed delivery and anticipated non-compliance with the terms and conditions for the deal, Ship Finance and Golden Ocean agreed to terminate the agreement, and the vessels will consequently not be delivered to the Company.

Corporate and Other Matters

At the end of the fourth quarter 2008, $449 million of the 8.5% Senior Notes due 2013 were outstanding of which $148 million were effectively controlled by the Company through Bond Swap Agreements. The financing cost on the Senior Notes held under Bond Swap Agreements is effectively reduced to LIBOR plus a margin. As a result of the significant downturn in the bond market during the quarter, the fair value of these agreements was reduced and the movement has been recorded in mark-to-market of derivatives.

The Company has used Total Return Swaps (“TRS”) to effectively achieve the economic effect of repurchasing shares. As of December 31, 2008, the Company controlled approximately 692,000 shares through the TRS agreements. The shares are legally owned by the banks which are counterparties to the TRS agreements, and no shares have been cancelled to date. During the fourth quarter the TRS agreement was rolled forward at an average cost of $10.38 per share (including funding costs), down from the previous level of $25.66 per share. The change in value of these TRS agreements has been recorded in mark-to-market of derivatives.

In December 2008, the Company filed a prospectus supplement pursuant to which the Company may sell up to seven million common shares from time-to-time in the open market. The Company views this as a potential source of additional equity capital and the maximum number of shares issuable represent less than 10% of outstanding shares. There is no specific deadline for the utilization of the prospectus supplement, and to date no shares have been issued and sold.

Strategy and Outlook

Including recently announced transactions, the Company has an operating fleet of 63 vessels and rigs, and has further contracted to acquire five container vessel newbuildings.

As above mentioned, almost all of the Company’s fleet is chartered out on long term fixed contracts. Nevertheless, the Company is partially exposed to tanker market through the profit sharing agreements with Frontline, where Ship Finance receives 20% of the TCE earnings above certain base rates. We expect a softer spot tanker market in 2009 compared to 2008, which will have an impact on the expected profit share. However, in addition to operate the vessels in the spot market, Frontline has chartered out several of these vessels on longer term Time Charters significantly above the base rate. These vessels on Time Charter will give a positive contribution to the profit share even though the spot market is soft.

The Company’s objective has been to reduce the risks for its shareholders by investing in different sectors of the shipping and oil service industries and by having a diversified client base. During 2008, our fixed charter backlog increased with approximately $2.4 billion and this growth has been exclusively in segments that have diversified the Company’s asset mix. Our focus has been on acquiring assets which would generate immediate cash flows, and after taking delivery of the two drilling rigs, our remaining newbuilding commitments are low compared to our overall fleet.

Since the fall of 2008, the world has experienced a significant global economic downturn, and one of the consequences of this downturn is softer markets in most shipping segments. However, we believe that our long term charter parties with limited operating risk and locked in interest rates provides stability in an otherwise turbulent environment.

The softer shipping markets are expected to provide a number of interesting investment opportunities in the coming year. We are currently trying to position ourselves to take advantage of these opportunities, but at the same time we are committed to manage the company in a conservative manner to also protect the downside for our shareholders.

Offering Pursuant to a Prospectus Supplement

The offering of the stock dividend will be made pursuant to a prospectus supplement to the Company’s unallocated shelf registration statement on Form F-3 (Registration No. 333-155975) which will be filed with the SEC.  This press release does not constitute an offer to sell or the solicitation of an offer to buy shares of the Company’s securities, nor will there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in our operating expenses, including bunker prices, drydocking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

February 26, 2009
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions should be directed to:

Lars Solbakken: Chief Executive Officer, Ship Finance Management AS
+47 23114006 / +47 91198844

Ole B. Hjertaker: Chief Financial Officer, Ship Finance Management AS
+47 23114011 / +47 90141243

SHIP FINANCE INTERNATIONAL LIMITED
FOURTH QUARTER 2008 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Twelve months ended
(in thousands of $	Dec 31,	Dec 31,	Dec 31,	Dec 31,
except per share data)	2008	2007	2008	2007

Charter revenues - operating lease	19,252	19,272	75,209	57,515
Charter revenues - finance lease	111,475	117,872	483,480	461,943
- less revenues classified as Repayment of investment in finance leases	(45,098)	(46,228)	(211,305)	(173,193)
Profit share income	15,651	31,354	110,962	52,527
Total operating revenues	101,280	122,270	458,346	398,792
Gain / (loss) on sale of assets	-	6,573	17,377	41,669

Vessel operating expenses	(25,505)	(26,405)	(100,447)	(107,161)
Administrative expenses	(2,584)	(2,578)	(9,836)	(7,783)
Depreciation	(7,522)	(8,362)	(28,038)	(20,636)
Total operating expenses	(35,611)	(37,345)	(138,321)	(135,580)

Operating income	65,669	91,498	337,402	304,881

Interest income	1,071	1,468	3,478	6,781
Interest expense	(33,885)	(34,681)	(127,192)	(130,401)
Results in associate (1)	15,247	233	22,799	923
Other financial items	(3)	(616)	(593)	(1,903)
Mark to Market of Derivatives(2)	(45,155)	(5,546)	(54,527)	(12,557)
Foreign currency exchange gain/loss	138	4	244	(17)
Taxes	-	-	-	-
Net income	3,082	52,360	181,611	167,707

Basic earnings per share ($)	0.04	0.72	2.50	2.31

Weighted average number of shares	72,743,737	72,743,737	72,743,737	72,743,737
Common shares outstanding	72,743,737	72,743,737	72,743,737	72,743,737

(1)
Three of our 100% owned subsidiaries, owning 4 of our vessels are accounted for as ‘Investment in associates’, and only the net income from these subsidiaries is therefore included in our consolidated Income Statement.

(2)	The negative movement in the ‘Mark to Market of Derivatives’ in the fourth quarter is mainly due to a negative development in the fair value of the Company’s bond and equity swap agreements.

SHIP FINANCE INTERNATIONAL LIMITED
FOURTH QUARTER 2008 REPORT (UNAUDITED)

BALANCE SHEET	Dec 31,	Dec 31,
(in thousands of $)	2008	2007
ASSETS
Short term
Cash and cash equivalents	46,075	78,255
Restricted cash	60,103	26,983
Amount due from related parties	45,442	42,014
Other current assets	179,922	183,390
Long term
Newbuildings	69,400	46,259
Vessels and equipment, net	586,816	583,244
Investment in finance leases	1,916,510	1,963,470
Investment in associate (1)	420,977	4,530
Deferred charges	14,696	16,922
Other long-term assets	8,545	4,961
Total assets	3,348,486	2,950,028

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	385,577	179,428
Other current liabilities	101,193	21,952
Amount due to related parties	6,472	5,693
Long term
Long term interest bearing debt	2,209,939	2,090,566
Other long term liabilities	127,955	37,912

Stockholders’ equity (2)	517,350	614,477
Total liabilities and stockholders’ equity	3,348,486	2,950,028

(1)	Three of our 100% owned subsidiaries, owning four of our vessels, are accounted for as ‘Investment in associates’.
(2)
As of December 31, 2008 ‘Stockholders’ equity’ excludes $213.9 million of deferred equity which is being recognized over time. In connection with the initial and subsequent acquisitions of vessels from Frontline, Ship Finance has accounted for the difference between the historical cost of the vessels and the net investment in the lease as a deferred equity contribution. This deferred equity contribution is shown as a reduction in the net investment in finance leases in the balance sheet. This results from the related party nature of both the transfer of the vessel and the subsequent charter. This deferred equity is amortized to ‘Stockholders’ equity’ in line with the charter payments received from Frontline.

SHIP FINANCE INTERNATIONAL LIMITED
FOURTH QUARTER 2008 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Twelve months ended
(in thousands of $)	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2008	2007	2008	2007
OPERATING ACTIVITIES
Net income	3,082	52,360	181,611	167,707
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,387	8,830	31,048	23,554
Adjustment of financial derivatives to market value	45,155	5,545	54,527	12,557
Gain on sale of assets	-	(6,573)	(17,377)	(41,669)
Result in associate	(15,247)	(234)	(22,799)	(923)
Stock based compensation	333	315	1,457	785
Other	175	(22,893)	(2,956)	(51,278)
Change in operating assets and liabilities	35,009	(3,572)	(14,125)	91,684
Net cash provided by operating activities	76,894	33,778	211,386	202,417

INVESTING ACTIVITIES
Repayment of investments in finance leases	44,855	46,228	210,348	173,193
Net placement of restricted cash	(23,763)	(4,313)	(33,120)	(14,046)
Proceeds from sale of vessel/new buildings	-	23,832	23,005	152,659
Received in respect of terminated contract	1,845	-	1,845	-
Net investment in newbuildings	(3,779)	(2,246)	(22,395)	(47,383)
Purchase of vessels	(30,099)	(26,987)	(164,200)	(644,287)
Investment in associate companies	(296,585)	(1)	(442,891)	92
Purchase of short term investment	-	-	-	3,000
Other assets / investments	(72)	-	(6,537)	(2,008)
Net cash (used in) provided by investing activities	(307,598)	36,513	(433,945)	(378,780)

FINANCING ACTIVITIES
Proceeds from long-term debt	240,500	57,125	576,973	620,225
Expenses paid in connection with securing finance	537	(329)	(1,551)	(3,432)
Repayment of long-term debt	(71,112)	(54,264)	(251,451)	(265,430)
Cash settlement of derivatives	(11,804)	-	(10,655)
Cash dividends paid	-	(39,997)	(122,937)	(159,335)
Deemed dividends paid	-	-	-	(1,979)
Net cash provided by (used in) financing activities	158,121	(37,465)	190,379	190,049

Net (decrease) increase in cash and cash equivalents	(72,583)	32,826	(32,180)	13,686
Cash and cash equivalents at start of period	118,658	45,429	78,255	64,569
Cash and cash equivalents at end of period	46,075	78,255	46,075	78,255

SUBSIDIARIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
 FOURTH QUARTER 2008 REPORT (UNAUDITED)

SFL West Polaris Limited (West Polaris)

INCOME STATEMENT	Three months ended		Twelve months ended
(in thousands of $)	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2008	2007	2008	2007

Total operating revenue (1)	15,443	-	28,156	-
Total operating expenses	-	-	(132)	-
Operating income	15,443	-	28,024	-
Interest expense	(8,928)	-	(14,396)	-
Other financial items	(29)	-	(274)	-
Net income (2)	6,486	-	13,354	-

(1)
The vessel is accounted for as a finance lease asset, and the charter hire is split in ‘Finance lease interest income’ and ‘Repayment of investment in finance leases’. The portion classified as ‘Finance lease interest income’ is included in ‘Total operating revenues’, while ‘Repayment of investment in finance leases’ appears in the Statement of Cashflows only.

(2)	Net income from this 100% owned subsidiary appears in the Company’s consolidated income statement as ‘Results in associate’.

BALANCE SHEET	Dec 31,	Dec 31,
(in thousands of $)	2008	2007
ASSETS
Short term
Cash and cash equivalents	14	-
Due from related parties (1)	15,099
Other current assets	69,667	-
Long term
Investment in finance leases	763,612	-
Deferred charges	4,130	-
Total assets	852,522	-

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	69,750	-
Other current liabilities	49,035	-
Amounts due to related parties	-	-
Long term
Long term interest bearing debt	618,708	-
Stockholders’ equity	115,029	-
Total liabilities and stockholders’ equity	852,522	-

(1)	Stockholders’ equity in this 100% owned subsidiary appears in the Company’s consolidated ‘Balance sheet’ as ‘Investments in associate’.

SUBSIDIARIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
 FOURTH QUARTER 2008 REPORT (UNAUDITED)

SFL West Polaris Limited (West Polaris)

STATEMENT OF CASHFLOWS	Three months ended		Twelve months ended
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
(in thousands of $)	2008	2007	2008	2007

OPRATING ACTIVITIES
Net income	6,486	-	13,354	-
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	230	-	425	-
Additional income accrued in initial period	-	-	(3,089)	-
Advances from / (Repaid to) parent company (1)	(5,564)		(4,260)
Change in operating assets and liabilities	(254,265)	-	(5,130)	-
Net cash Provided by operating activities	(253,113)	-	1,300	-

INVESTING ACTIVITIES
Purchase of vessel	-	-	(845,000)	-
Repayment of finance lease	14,811	-	14,811	-
Net cash provided by investing activities	14,811	-	(830,189)	-

FINANCING ACTIVITIES
Debt fees paid	(218)	-	(4,555)	-
Proceeds from long term debt	250,000	-	700,000	-
Repayments of long term debt	(11,542)		(11,542)
Equity investment by parent company	-	-	145,000	-
Net cash used in financing activities	238,240	-	828,903	-

Net increase in cash and cash equivalents	(62)	-	14	-
Cash at beginning of period	76	-	-	-
Cash and cash equivalents at period end	14	-	14	-

(1)
As at September 30, 2008 SFL West Polaris Limited owed Seadrill $250 million in respect of the acquisition of the vessel. This amount was paid in Q4 after a three month period following delivery of the vessel from the yard, during which the vessel was positioned.

SUBSIDIARIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
 FOURTH QUARTER 2008 REPORT (UNAUDITED)

SFL Deepwater Ltd (West Hercules and West Taurus)

INCOME STATEMENT	Three months ended		Twelve months ended
(in thousands of $)	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2008	2007	2008	2007

Total operating revenue (1)	15,035	-	15,035	-
Total operating expenses	(128)	-	(128)	-
Operating income	14,907	-	14,907	-
Interest expense	(6,301)	-	(6,301)	-
Other financial items	(100)	-	(100)	-
Net income (2)	8,506	-	8,506	-

(1)
The subsidiary owns two ultra-deepwater drilling rigs, each of which is accounted for as a finance lease asset, and the charter hire is split into ‘Finance lease interest income’ and ‘Repayment of investment in finance leases’. The portion classified as ‘Finance lease interest income’ is included in Total operating revenues, while ‘Repayment of investment in finance leases’ appears in the Statement of Cash flows only.

(2)	Net income from this 100% owned subsidiary appears in the Company’s consolidated income statement as ‘Results in associate’.

BALANCE SHEET	Dec 31,	Dec 31,
(in thousands of $)	2008	2007
ASSETS
Short term
Cash and cash equivalents	11,547	-
Due from related parties	-
Other current assets	131,946	-
Long term
Investment in finance leases	1,548,270	-
Deferred charges	19,067	-
Total assets	1,710,830	-

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	137,125	-
Amounts due to related parties(1)	263,286	-
Other current liabilities	12,165	-
Long term
Long term interest bearing debt	1,005,667	-
Stockholders’ equity	292,587	-
Total liabilities and stockholders’ equity	1,710,830	-

(1)	Stockholders’ equity in this 100% owned subsidiary appears in the Company’s consolidated ‘Balance sheet’ as ‘Investments in associate’.

SHIP FINANCE INTERNATIONAL LIMITED
FOURTH QUARTER 2008 REPORT (UNAUDITED)

SFL Deepwater Ltd (West Hercules and West Taurus)

STATEMENT OF CASHFLOWS	Three months ended		Twelve months ended
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
(in thousands of $)	2008	2007	2008	2007

OPRATING ACTIVITIES
Net income	8,506	-	8,506	-
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	603	-	603	-
Additional income accrued in initial period	(2,208)	-	(2,208)	-
Advances from / (Repaid to) parent company(1)	13,624		13,624
Change in operating assets and liabilities	255,770	-	255,770	-
Net cash Provided by operating activities	276,295	-	276,295	-

INVESTING ACTIVITIES
Purchase of vessel	(1,690,000)	-	(1,690,000)	-
Repayment of finance lease	12,131	-	12,131	-
Net cash provided by investing activities	(1,677,869)	-	(1,677,869)	-

FINANCING ACTIVITIES
Debt fees paid	(19,671)	-	(19,671)	-
Proceeds from long term debt	1,150,000	-	1,150,000	-
Repayments of long term debt	(7,208)		(7,208)
Equity investment by parent company	290,000	-	290,000	-
Net cash used in financing activities	1,413,121	-	1,413,121	-

Net increase in cash and cash equivalents	11,547	-	11,547	-
Cash at beginning of period	-	-	-	-
Cash and cash equivalents at period end	11,547	-	11,547	-

(1)
As at December 31, 2008 SFL Deepwater Ltd. owed Seadrill $250 million in respect of the acquisition of the second rig, West Taurus. This amount was paid in 2009 after a three month period following delivery of the rig from the yard, during which the rig was being positioned.

SHIP FINANCE INTERNATIONAL LIMITED
FOURTH QUARTER 2008 REPORT (UNAUDITED)

Front Shadow Inc (Golden Shadow)

INCOME STATEMENT	Three months ended		Twelve months ended
(in thousands of $)	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2008	2007	2008	2007

Total operating revenue(1)	413	530	1,632	2,193
Total operating expenses	-	(1)	(2)	(4)
Operating income	413	529	1,630	2,189
Interest expense	(160)	(305)	(708)	(1,269)
Other financial items	2	9	17	3
Net income(2)	255	233	939	923

(1)
The vessel is accounted for as a finance lease asset, and the charter hire is split in ‘Finance lease interest income’ and ‘Repayment of investment in finance leases’. The portion classified as ‘Finance lease interest income’ is included in ‘Total operating revenues’, while ‘Repayment of investment in finance leases’ appears in the Statement of Cashflows only.

(2)	Net income from this 100% owned subsidiary appears in the Company’s consolidated income statement as ‘Results in associate’.

BALANCE SHEET	Dec 31,	Dec 31,
(in thousands of $)	2008	2007
ASSETS
Short term
Cash and cash equivalents	-	1,103
Other current assets	1,666	1,522
Long term
Investment in finance leases	23,444	25,110
Deferred charges	73	83
Total assets	25,183	27,818

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term liabilities
Short term and current portion of long term interest bearing debt	2,060	2,060
Other current liabilities	5	49
Amounts due to parent company	1,870	3,340
Long term liabilities
Long term interest bearing debt	16,520	18,580
Sellers Credit in favor of Golden Ocean	2,600	2,600

Stockholders’ equity(1)	2,128	1,189
Total liabilities and stockholders’ equity	25,183	27,818

(1)	Stockholders’ equity and a part of ‘Amounts due to related party’ in this 100% owned subsidiary appears in the Company’s consolidated ‘Balance sheet’ as ‘Investments in associate’.

SUBSIDIARIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
FOURTH QUARTER 2008 REPORT (UNAUDITED)

Front Shadow Inc (Golden Shadow)

STATEMENT OF CASHFLOWS	Three months ended		Twelve months ended
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
(in thousands of $)	2008	2007	2008	2007

OPRATING ACTIVITIES
Net income	255	233	939	923
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	2	2	10	10
Change in operating assets and liabilities	(19)	(118)	(43)	486
Net cash Provided by operating activities	238	117	906	1,419

INVESTING ACTIVITIES
Repayment of finance lease	397	367	1,522	1,394
Net cash provided by investing activities	397	367	1,522	1,394

FINANCING ACTIVITIES
Repayment of long term debt	-	-	(2,060)	(2,060)
Debt fees paid		-		(20)
Advances from / (Repaid to) parent company	(1,474)	1	(1,471)	(91)
Net cash used in financing activities	(1,474)	1	(3,531)	(2,171)

Net increase in cash and cash equivalents	(839)	485	(1,103)	642
Cash at beginning of period	839	618	1,103	461
Cash and cash equivalents at period end	-	1,103	-	1,103

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED
(registrant)

Dated: February 26, 2009	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Chief Financial Officer
Ship Finance Management AS

SK 23153 0001 969893